UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For March 30, 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

The Extraordinary General Meeting of Members of Energys Group Limited (the “Company’) was held on March 30, 2026, but was immediately adjourned without conducting any business. The board of directors of the Company determined that it was in the best interests of the Company and its members to adjourn the Extraordinary General Meeting to 4:00 p.m., local time, on Friday, April 10, 2026, at the office of the Company located at 4A Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Kowloon, Hong Kong.

The record date for the adjourned Extraordinary General Meeting has not changed. Members of record as of February 13, 2026 remain entitled to vote at the Extraordinary General Meeting. Members who have previously submitted their proxy, and who do not want to change their vote, need not take any action. Members who have not yet voted or who have previously submitted their proxy and want to change their vote should follow the instructions included in the proxy materials dated March 6, 2026, except that the extended deadline to vote or to submit proxies is 5:00 p.m. (local time) on April 9, 2026. Members with questions about how to vote their shares (or how to change a prior vote of their shares) should contact Kevin Cox at kevin.cox@energysgroup.com or at +44 1403 786212.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 1, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Kevin Cox
	Name:	Kevin Cox
	Title:	Chief Executive Officer and Director